Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-225758) and related Prospectus of Global Indemnity Group, LLC for the registration of its class A common shares, class B common shares, preferred shares, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated March 6, 2020, with respect to the consolidated financial statements and schedules of Global Indemnity Limited, and the effectiveness of internal control over financial reporting of Global Indemnity Limited, included in its Annual Report (Form 10K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Philadelphia, PA

August 28, 2020